

Mail Stop 4561

January 11, 2018

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center,
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

>   **Re: Bilibili Inc.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted December 15, 2017**
>   **CIK No. 0001723690**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Risks Related to our Business and Industry

If the content contained within videos…, page 15

1.   You state that, in the past, you were subject to penalties by PRC regulatory authorities due to your failure to comply with certain PRC laws and regulations. Please revise to clarify the date(s) of occurrence and describe in greater detail the nature of the penalties imposed and how such may have impacted your operations and financial condition, or tell us why this information is not material.

Use of Proceeds, page 53

2.   You state on page 80 that, in using the proceeds from the offering, you may acquire offshore entities with operators. To the extent known prior to the effectiveness of the registration statement, please revise your disclosure to give a brief description of the transaction, the offshore entities, and the status of the acquisition. Refer to Item 3.C. of Form 20-F for guidance.

Dilution, page 57

3.   You state on page 153 that immediately upon the completion of the offering, there will be a certain amount of ordinary shares outstanding, including a total of 142,913,505 ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares. Please revise your table (for example, by footnote) to provide that the 142,913,505 ordinary shares are reflected for existing shareholders.

4.   We note that you have excluded from the second table the certain shares that existing shareholders have a right to acquire pursuant to outstanding share options. Please reflect these shares in the table (for example, by footnote) assuming for purposes of exercise a recent share price or other reasonable price assumption. In this regard, we note your disclosure that there are 19,419,209 ordinary shares issuable upon exercise of outstanding share options at a nominal exercise price. Refer to Item 9.E. of Form 20-F for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 70

5.   We note that you disclose the following information or key factors throughout your filing: the average daily time spent per active user on your mobile app; the number of active content creators; the number of video submissions; the percentage of PUG video views; the daily number of video views; the number of average monthly active users for mobile games; the monthly average time spent per device by your users; the number of monthly average visits per device of your users; the monthly active users who participated in social interactions; the official members who passed your membership exam; and the number of daily active live broadcasting hosts. These appear to be important measures of your operating performance. Please revise your disclosures to provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. Please consider disclosing this information in tabular format in an appropriate section of the prospectus to provide context for investors. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

<u>User growth and engagement, page 70</u>

6.   You state on page 71 that your revenues and results of operations depend on your ability to monetize your large user base, to convert more users to paying users and to increase the spending of your paying users. Please revise your table to provide the data for your paying users for each of the quarters presented and include an analysis of any trends or uncertainties. Refer to Item 5 of Form 20-F.

<u>Net Revenues, page 72</u>

7.   You state that, as of September 30, 2017, you operated eight exclusively licensed mobile games and 38 games under non-exclusive arrangements. We note your disclosure on page 117 that you entered into joint operating agreements with game developers and distributors pursuant to which you were granted non-exclusive licenses to promote and distribute games on your platform. Please revise your disclosure to provide, if material, the percentage of your net revenues the 38 games under non-exclusive arrangements represent. Where applicable, also revise to provide the material terms of the joint operating agreements, including the term of the agreements.

<u>Results of Operations, page 75</u>

8.   We note that you operated eight exclusively licensed mobile games and thirty-eight games under nonexclusive arrangements as of September 30, 2017 and one self-developed game since August 2017. Please revise to disclose the number of games you operated for each period presented. This appears to be important information since you attribute the majority of the increase in your mobile game net revenues to the launch of more mobile games. We refer you to Section Part I, Items 5A and III.B.3 of SEC Release 33-8350.

9.   We note from your disclosures on page 72 that your revenues from mobile games depend on the number of paying users and average revenue per paying user. We further note from your disclosures on page 16 that your business and operating results are dependent upon your ability to attract new players and retain existing players. Please tell us your consideration of providing enhanced quantitative and qualitative disclosures to explain how each of these factors impacted game monetization for each period presented and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

10.   We note that your net revenues from advertising increased by 221% from RMB18.9 million in 2015 to RMB60.7 million (US$8.8 million) in 2016. Please tell us your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for each period presented and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

Gross loss, page 76

11.   We note that you have a gross loss for each period presented. Please revise to disclose whether there is a minimum amount of revenue that you must generate in order to recover your costs or achieve gross profit. Clarify your disclosures to distinguish between those costs and expenses that are fixed and variable in nature. This information will allow investors to better assess the potential profitability of your business model.

Liquidity and Capital Resources, page 79

12.   We note that you believe that your current cash and cash equivalents and your anticipated cash flows from operations and the net proceeds from this offering will be sufficient to meet your anticipated working capital requirements and capital expenditures for the 12 months following this offering. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Part I, Item 5B of Form 20-F and Section IV. of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Revenue Recognition, page 83

13.   We note that the Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game, usually from 3-6 months. Please revise to describe in greater detail the significant estimates and assumptions that you make in determining the average playing period that paying players typically play your games. In addition, tell us whether you have made any changes in your estimates and if so, the impact on revenues for each period presented. We refer you to Section V of SEC Release No. 33-8350.

Share-based compensation expenses, page 85

14.   Please tell us your consideration of disclosing the estimated fair value of your ordinary shares through the date of the filing. In addition, please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying ADSs begin trading.

Principal Shareholders, page 148

15.   We note that your existing officers, directors and principal stockholders currently own a significant portion of your ordinary shares. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the

offering and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

16.   We refer to your disclosure on page 151. Please revise to provide the remaining disclosure required by Item 7.A. of Form 20-F, including whether any significant change in the percent ownership held by any of your major shareholder has occurred in the past three years, and whether the major shareholders have different voting rights, or provide an appropriate negative statement.

Underwriting

Relationships, page 186

17.   You state that you may have engaged certain of the underwriters and their respective affiliates in a variety of activities. If any of the underwriters has had a material relationship with you, please revise to identify the underwriter(s) and describe the nature and terms of the relationship. Refer to Item 9.B. of Form 20-F.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

j) Intangible assets, net, page F-24

18.   Your disclosures appear to indicate that you are applying the guidance in ASC 920 to capitalize licensed copyrights of video content. Please clarify the terms and conditions associated with your arrangements to license copyrights of video content. Describe whether there are any variable fees associated with these arrangements.

m) Revenue recognition, page F-26

19.   We note that the Group records revenue generated from exclusive licensed mobile games on a gross basis as the Group is acting as the principal to fulfill all obligations related to the mobile game operation. We further note that the Group records the game publishing service revenue net of amounts paid to the game developers. Please clarify the terms of these revenue arrangements and provide a detailed analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

20.   Please clarify whether you offer both consumable and time-based in-game virtual items in connection with your mobile game services. In addition, tell us the portion of each of these items purchased in the most recent fiscal year ending. In this regard, explain why you believe an implied obligations exists and the obligation is basis for revenue attribution.

21.   We note from your disclosures on page 22 that you depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments of sales proceeds by paying users and collect such payments. Please clarify your disclosures that indicate you receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to paying users of your products and services. Please describe how the timeliness of this evidence impacts when you recognize revenues.

22.   We note that your advertising service contracts may consist of multiple elements and such elements generally represent different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Please clarify your disclosures that indicate each element is time-based and the service period of the element is usually within three months. In this respect, we note from your disclosures on page 118 that brand advertiser fees are generally are determined on the basis of the cost per thousand views or the cost per day, and for small and medium-sized advertisers fees are generally determined on a cost-per-click basis. Explain why revenue is recognized over the service period instead of based on per view or click basis.

23.   We note that the Group operates a live broadcasting channel and the associated revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items. Please clarify the terms of these revenue arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

24.   We note that the virtual items sold by the Group in connection with the live broadcasting channel are comprised of either (1) consumable items or (2) time-based item, such as privilege titles etc. Describe any estimates and assumptions that you consider in differentiating between revenues attributable to consumable and time-based in-game virtual items. Quantify the amount of revenues attributable to consumable and time-based items for each period presented.

25.   Please clarify your disclosures that indicate other VAS includes sales of virtual items for video that is recognized on item basis, which is consistent with the revenue recognition of live broadcasting.

26.   We note from your disclosures on page 117 that users can use "B-coins" to purchase virtual items on your live broadcasting program and other parts of your platform, and also send the virtual items to their favorite content creators to show appreciation and provide them with monetary rewards. Please explain how you recognize revenues associated with these B-coin arrangements and describe the relative terms and conditions of such arrangements. Tell us the amount of revenues recognized in connection with B-coin arrangements for each period presented.

r) Share-based compensation, page F-30

27.   We note that for share options granted with a service condition and the occurrence of an initial public offering as a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition will be recorded upon the completion of the initial public offering. Please revise to disclose the amount of cumulative share-based compensation that will be recorded upon the completion of the initial public offering.

Note 3. Concentrations and Risks

d) Mobile games, page F-37

28.   We note that the Group derived a combined total of 66% and 65% of its mobile game revenues for the years ended December 31, 2015 and 2016, respectively, from several of its licensed mobile games, mainly including Fate/Grand Order ("FGO") and Yume-100. Please tell us the amount of mobile game revenues attributable to Yume-100 and clarify whether any other game besides FGO represents more than 10% of your mobile game revenues for any period presented.

Note 6. Short-term Investments, page F-38

29.   We note that the Group's short-term investments consist of wealth management products and investments in money market funds as of December 31, 2016 and 2015. Please clarify the nature and terms of your wealth management products for each period presented.

10. Long-term Investments, page F-40

30.   Please describe in greater detail the nature of your equity investments in privately held companies. Revise to explain why you did not disclose the fair value of these cost method investments. We refer you to ASC 825-10-50-16 to 50-19.

Note 19. Share-based Compensation, page F-50

(b) Valuation assumptions, page F-51

31.   Please revise to disclose the methods used to determine expected volatility; weighted-average volatility, expected dividends, expected term and the risk-free rate for each period presented. We refer you to ASC 718-10-50-2(f).

Note 23. Segment Information, page F-55

32.   Please revise to disclose the amount of long-lived assets from your country of domicile. In addition, clarify whether the amount of long-lived assets attributable to any individual foreign country is material. Refer to ASC 280-10-50-41.

General

33.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

34.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                             Sincerely,

                                             /s/ Folake Ayoola

                                             Folake Ayoola
                                             Special Counsel
                                             Office of Information Technologies
                                             and Services

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP